FIFTH AMENDED AND RESTATED

TRANSFER AGENCY AND SERVICE AGREEMENT

between

AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)

and

INVESCO INVESTMENT SERVICES, INC.

FIFTH AMENDED AND RESTATED

TRANSFER AGENCY AND SERVICE AGREEMENT

This FIFTH AMENDED AND RESTATED TRANSFER AGENCY AND SERVCE AGREEMENT (“Agreement”) is made as of the 1st day of July, 2020, by and between AIM Investment Securities Funds (Invesco Investment Securities Funds), a Delaware statutory trust, having its principal office and place of business at 11 Greenway Plaza, Suite 1000, Houston, Texas 77046 (the “Fund”), and Invesco Investment Services, Inc., a Delaware corporation, having its principal office and place of business at 11 Greenway Plaza, Suite 1000, Houston, Texas 77046 (the “Transfer Agent”), and amends and restates the prior Agreement between the Fund and the Transfer Agent dated July 1, 2010, as amended to date.

WHEREAS, the Transfer Agent is registered as such with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, the Fund is authorized to issue shares in separate series and classes, with each such series representing interests in a separate portfolio of securities and other assets and each such class having different distribution arrangements; and

WHEREAS, the Fund on behalf of the retail and institutional share classes of each of the Portfolios thereof (the “Portfolios”) desires to appoint the Transfer Agent as its transfer agent, and agent in connection with certain other activities, with respect to the Portfolios, and the Transfer Agent desires to accept such appointment;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

ARTICLE 1

TERMS OF APPOINTMENT; DUTIES OF THE TRANSFER AGENT

1.01 Subject to the terms and conditions set forth in this Agreement, the Fund hereby employs and appoints the Transfer Agent to act as, and the Transfer Agent agrees to act as, its transfer agent for the authorized and issued shares of beneficial interest of the Fund representing interests in the retail and institutional share classes of each of the respective Portfolios (“Shares”), dividend disbursing agent, and agent in connection with any accumulation or similar plans provided to shareholders of each of the Portfolios (the “Shareholders”), including without limitation any periodic investment plan or periodic withdrawal program, as provided in the currently effective prospectus and statement of additional information (the “Prospectus”) of the Fund on behalf of the Portfolios.

1.02 The Transfer Agent agrees that it will perform the following services:

(a) The Transfer Agent shall, in accordance with procedures established from time to time by agreement between the Fund on behalf of each of the Portfolios, as applicable, and the Transfer Agent:

(i)

receive for acceptance, orders for the purchase of Shares, and promptly deliver payment and appropriate documentation thereof to the Custodian of the Fund authorized pursuant to the Charter of the Fund (the “Custodian”);

(ii)	pursuant to purchase orders, issue the appropriate number of Shares and hold such Shares in the appropriate Shareholder account;

(iii)	receive for acceptance redemption requests and redemption directions and deliver the appropriate documentation thereof to the Custodian;

(iv)

at the appropriate time as and when it receives monies paid to it by the Custodian with respect to any redemption, pay over or cause to be paid over in the appropriate manner such monies as instructed by the Fund;

(v)	effect transfers of Shares by the registered owners thereof upon receipt of appropriate instructions;

(vi)	prepare and transmit payments for dividends and distributions declared by the Fund on behalf of the Shares;

(vii)	maintain records of account for and advise the Fund and its Shareholders as to the foregoing; and

(viii)

record the issuance of Shares of the Fund and maintain pursuant to SEC Rule 17Ad-10(e) a record of the total number of Shares which are authorized, based upon data provided to it by the Fund, and issued and outstanding.

The Transfer Agent shall also provide the Fund on a regular basis with the total number of Shares which are authorized and issued and outstanding and shall have no obligation, when recording the issuance of Shares, to monitor the issuance of such Shares or to take cognizance of any laws relating to the issue or sale of such Shares, which function shall be the sole responsibility of the Fund.

(b) In addition to the services set forth in the above paragraph (a), the Transfer Agent shall: perform the customary services of a transfer agent, including but not limited to maintaining all Shareholder accounts, mailing Shareholder reports and prospectuses to current Shareholders, preparing and mailing confirmation forms and statements of accounts to Shareholders for all purchases and redemptions of Shares and other confirmable transactions in Shareholder accounts, preparing and mailing activity statements for Shareholders, and providing Shareholder account information.

(c) Procedures as to who shall provide certain of these services may be established from time to time by agreement between the Fund on behalf of each Portfolio and the Transfer Agent. The Transfer Agent may at times perform only a portion of these services and the Fund or its other agents may perform these services on the Fund’s behalf.

1.03 Pursuant to procedures established from time to time by agreement between the Fund and the Transfer Agent, the Transfer Agent may, as agent and acting on behalf of the Fund, enter into certain sub-transfer agency, omnibus account service, and sub-accounting agreements (collectively, “third-party servicing arrangements”) whereby an intermediary agrees to provide individual shareholder and/or record keeping services with respect to investments in the Portfolios that would otherwise be required to be provided by the Transfer Agent hereunder, provided that such intermediary has entered or will concurrently enter into an Intermediary Agreement Regarding Compliance with SEC Rule 22c-2 in substantially the form approved by the Fund. Such third-party servicing arrangements may, but are not required to, further provide that such intermediaries may designate sub-agents for purposes of receiving orders for the purchase and redemption of Shares, provided that an intermediary appointing such a sub-agent remains contractually responsible for the receipt and processing of orders received by such sub-agent. The Fund, or the Transfer Agent as agent for and on behalf of the Fund, shall maintain copies of all written agreements evidencing third-party servicing arrangements that are in effect, or that were in effect at any time during the past six years, in an easily accessible place.

ARTICLE 2

FEES AND EXPENSES

2.01 For performance by the Transfer Agent pursuant to this Agreement, the Fund agrees on behalf of each of the Portfolios to pay the Transfer Agent fees as set forth in Schedule A, attached hereto. Such fees and out-of-pocket expenses and advances identified under Section 2.02 below may be changed from time to time subject to mutual written agreement between the Fund and the Transfer Agent.

2.02 In addition to the fee paid under Section 2.01 above, the Fund agrees to reimburse the Transfer Agent for out-of-pocket expenses or advances incurred by the Transfer Agent for the items set out in the fee schedule attached hereto. In addition, any other expenses incurred by the Transfer Agent at the request or with the consent of the Fund, will be reimbursed by the Fund on behalf of the applicable Shares.

2.03 The Fund agrees on behalf of each of the Portfolios to pay all fees and reimbursable expenses following the mailing of the respective billing notice. Postage for mailing of dividends, proxies, Fund reports and other mailings to all Shareholder accounts shall be advanced to the Transfer Agent by the Fund at least seven (7) days prior to the mailing date of such materials.

2.04 The Fund agrees on behalf of each of the Portfolios to pay all fees payable under third-party servicing arrangements.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE TRANSFER AGENT

The Transfer Agent represents and warrants to the Fund that:

3.01 It is a corporation duly organized and existing and in good standing under the laws of the state of Delaware.

3.02 It is duly qualified to carry on its business in Delaware and in Texas.

3.03 It is empowered under applicable laws and by its Charter and By-Laws to enter into and perform this Agreement.

3.04 All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

3.05 It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

3.06 It is registered as a Transfer Agent as required by the federal securities laws.

3.07 This Agreement is a legal, valid and binding obligation of the Transfer Agent.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE FUND

The Fund represents and warrants to the Transfer Agent that:

4.01 It is a statutory trust duly organized and existing and in good standing under the laws of Delaware.

4.02 It is empowered under applicable laws and by its Agreement and Declaration of Trust and By-Laws to enter into and perform this Agreement.

4.03 All proceedings required by said Agreement and Declaration of Trust and By-Laws have been taken to authorize it to enter into and perform this Agreement.

4.04 It is a management investment company registered under the Investment Company Act of 1940, as amended.

4.05 A registration statement under the Securities Act of 1933, as amended on behalf of each of the Portfolios is currently effective and will remain effective, with respect to all Shares of the Fund being offered for sale.

4.06 This Agreement is a legal, valid and binding obligation of the Fund.

ARTICLE 5

INDEMNIFICATION

5.01 The Transfer Agent shall not be responsible for, and the Fund shall on behalf of the applicable Portfolio, indemnify and hold the Transfer Agent harmless from and against, any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to:

(a) all actions of the Transfer Agent or its agents or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith and without negligence or willful misconduct;

(b) the Fund’s lack of good faith, negligence or willful misconduct which arise out of the breach of any representation or warranty of the Fund hereunder;

(c) the reliance on or use by the Transfer Agent or its agents or subcontractors of information, records and documents or services which (i) are received or relied upon by the Transfer Agent or its agents or subcontractors and/or furnished to it or performed by on behalf of the Fund, and (ii) have been prepared, maintained and/or performed by the Fund or any other person or firm on behalf of the Fund; provided such actions are taken in good faith and without negligence or willful misconduct;

(d) the reliance on, or the carrying out by the Transfer Agent or its agents or subcontractors of any instructions or requests of the Fund on behalf of the applicable Portfolio; provided such actions are taken in good faith and without negligence or willful misconduct; or

(e) the offer or sale of Shares in violation of any requirement under the federal securities laws or regulations or the securities laws or regulations of any state that such Shares be registered in such state or in violation of any stop order or other determination or ruling by any federal agency or any state with respect to the offer or sale of such Shares in such state.

5.02 The Transfer Agent shall indemnify and hold the Fund harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to any action or failure or omission to act by the Transfer Agent as result of the Transfer Agent’s lack of good faith, negligence or willful misconduct.

5.03 At any time the Transfer Agent may apply to any officer of the Fund for instructions, and may consult with legal counsel with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement, and the Transfer Agent and its agents or subcontractors shall not be liable to and shall be indemnified by the Fund on behalf of the applicable Portfolio for any action taken or omitted by it in reliance upon such instructions or upon the opinion of such counsel. The Transfer Agent shall be protected and indemnified in acting upon any paper or document furnished by or on behalf of the Fund, reasonably believed to be genuine and to have been signed by the proper person or persons, or upon any instruction, information, data, records or documents provided to the Transfer Agent or its agents or subcontractors by machine readable input, telex, CRT data entry or other similar means authorized by the Fund, and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Fund.

5.04 In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control, or other causes reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.

5.05 Neither party to this Agreement shall be liable to the other party for consequential damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder.

5.06 In order that the indemnification provisions contained in this Article 5 shall apply, upon the assertion of a claim for which either party may be required to indemnify the other, the party seeking indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim. The party who may be required to indemnify shall have the option to participate with the party seeking indemnification in the defense of such claim. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party may be required to indemnify it except with the other party’s prior written consent.

ARTICLE 6

COVENANTS OF THE FUND AND THE TRANSFER AGENT

6.01 The Fund shall, upon request, on behalf of each of the Portfolios promptly furnish to the Transfer Agent the following:

(a) a certified copy of the resolution of the Board of Trustees of the Fund authorizing the appointment of the Transfer Agent and the execution and delivery of this Agreement; and

(b) a copy of the Agreement and Declaration of Trust and By-Laws of the Fund and all amendments thereto.

6.02 The Transfer Agent shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable. To the extent required by Section 31 of the Investment Company Act of 1940, as amended, and the Rules thereunder, the Transfer Agent agrees that all such records prepared or maintained by the Transfer Agent relating to the services to be performed by the Transfer Agent hereunder are the property of the Fund and will be preserved, maintained and made available in accordance with such Section and Rules, and will be surrendered promptly to the Fund on and in accordance with its request.

6.03 The Transfer Agent and the Fund agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.

6.04 In case of any requests or demands for the inspection of the Shareholder records of the Fund, the Transfer Agent will endeavor to notify the Fund and to secure instructions from an authorized officer of the Fund as to such inspection. The Transfer Agent reserves the right, however, to exhibit the Shareholder records to any person whenever it is advised by its counsel that it may be held liable for the failure to exhibit the Shareholder records to such person.

ARTICLE 7

TERMINATION OF AGREEMENT

7.01 This Agreement may be terminated by either party upon sixty (60) days written notice to the other.

7.02 Should the Fund exercise its right to terminate this Agreement, all out-of-pocket expenses associated with the movement of records and material will be borne by the Fund on behalf of the applicable Portfolios. Additionally, the Transfer Agent reserves the right to charge for any other reasonable expenses associated with such termination and/or a charge equivalent to the average of three (3) months’ fees.

ARTICLE 8

ADDITIONAL FUNDS

8.01 In the event that the Fund establishes one or more series of Shares in addition to the Portfolios with respect to which it desires to have the Transfer Agent render services as transfer agent under the terms hereof, it shall so notify the Transfer Agent in writing, and if the Transfer Agent agrees in writing to provide such services, such series of Shares shall become a Portfolio hereunder.

ARTICLE 9

LIMITATION OF SHAREHOLDER LIABILITY

9.01 Notice is hereby given that this Agreement is being executed by the Fund by a duly authorized officer thereof acting as such as not individually. The obligations of this Agreement are not binding upon any of the Trustees, officers, shareholders or the investment adviser of the Fund individually but are binding only upon the assets and property belonging to the Fund, on its own behalf or on behalf of a Portfolio, for the benefit of which the Trustees or officers have caused this Agreement to be executed.

ARTICLE 10

ASSIGNMENT

10.01 Except as provided in Section 10.03 below, neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party.

10.02 This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

10.03 The Transfer Agent may, without further consent on the part of the Fund, subcontract for the performance hereof with any entity which is duly registered as a transfer agent pursuant to Section 17A(c)(1) of the Securities Exchange Act of 1934 as amended (“Section 17A(c)(1)”); provided, however, that the Transfer Agent shall be as fully responsible to the Fund for the acts and omissions of any subcontractor as it is for its own acts and omissions.

ARTICLE 11

AMENDMENT

11.01 This Agreement may be amended or modified by a written agreement executed by both parties and authorized or approved by a resolution of the Board of Trustees of the Fund.

ARTICLE 12

TEXAS LAW TO APPLY

12.01 This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of Texas.

ARTICLE 13

MERGER OF AGREEMENT

13.01 This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

ARTICLE 14

COUNTERPARTS

14.01 This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

AIM INVESTMENT SECURITIES FUNDS
(INVESCO INVESTMENT SECURITIES FUNDS)

By:	/s/ Jeffrey H. Kupor
Name: Jeffrey H. Kupor
Title: Secretary, Senior Vice President and Chief Legal Officer

INVESCO INVESTMENT SERVICES, INC.

By:	/s/ William J. Galvin, Jr.
Name: William J. Galvin, Jr.
Title: President

SCHEDULE A

1.	Retail Share Classes

Open Account Fee. For performance by the Transfer Agent pursuant to this Agreement, the Fund agrees on behalf of each of the Portfolios to pay the Transfer Agent for shareholder accounts holding Class A, A2, AX, C, CX, P, R, RX, S, Y, Invesco Cash Reserve and Investor Class Shares, as applicable, that are open during any monthly period, an annualized fee of (i) 0.02% of average daily net assets, plus (ii) $18.60 per account per annum less the aggregate amount of Small Account Fees collected by the Transfer Agent.

Closed Account Fee. For performance by the Transfer Agent pursuant to this Agreement, the Fund agrees on behalf of each of the Portfolios to pay the Transfer Agent an annualized fee for shareholder accounts which previously held Class A, A2, AX, C, CX, P, R, RX, S, Y, Invesco Cash Reserve and Investor Class Shares, as applicable, that were closed during any monthly period at a rate of $0.70, to be paid for twelve months following the date on which an account was closed.

Small Account Fee. The Transfer Agent may collect on behalf of each shareholder account holding Class A, A2, AX, C, CX, P, R, RX, S, Y, Invesco Cash Reserve and Investor Class Shares, as applicable, serviced directly by the Transfer Agent where the account balance is $750, or such amount as may be adjusted by the Transfer Agent for any year depending on various factors, including market conditions (a “Small Account”), a Small Account Fee of $12 per annum. The Transfer Agent agrees to use its best efforts to collect on behalf of each Small Account serviced by third parties pursuant to omnibus account service or sub-accounting agreements, a Small Account Fee of $12 per annum. Decision by the Transfer Agent to charge or not charge the Small Account Fee generally will be applied uniformly across a share class of the Funds. The Small Account Fee shall be determined, collected and subject to any exceptions as set forth in the most recent prospectus for each Portfolio of the Fund.

Determining Number of Billable Accounts. The Open Account Fee and the Closed Account Fee shall be paid only with respect to accounts serviced directly by the Transfer Agent and not with respect to accounts serviced by third parties pursuant to omnibus account service or sub-accounting agreements, as provided in Section 2.04 of the Agreement. Notwithstanding that the Transfer Agent does not collect an Open Account Fee on accounts serviced by third parties pursuant to omnibus account service or sub-accounting agreements, any Small Account Fees collected on such accounts shall be subtracted as provided above under “Open Account Fee.”

Billing of Fees. Both the Open and Closed Account Fees shall be billed by the Transfer Agent monthly in arrears on a prorated basis of 1/12 of the annualized fee for all such accounts.

2.	Class R5, and Class R6 Shares

Accounts Serviced by the Transfer Agent. For performance by the Transfer Agent pursuant to this Agreement, the Fund agrees on behalf of the Class R5 Shares and Class R6 Shares of each Portfolio to pay the Transfer Agent a fee equal to $2.00 per trade executed, to be billed monthly in arrears.

Cap on Transfer Agency Fees and Expenses. The Transfer Agent agrees to waive the right to collect any fee or reimbursement to which it is entitled hereunder to the extent that collecting such fee or reimbursement would cause the fees and expenses incurred hereunder by the Class R5 Shares and Class R6 Shares of any given Portfolio to exceed 0.10% of the average net assets attributable to such Class of such Portfolio.

3.	Investment Credits

The total fees due to the Transfer Agent from all funds affiliated with the Fund shall be reduced by an amount equal to the investment income earned by the Transfer Agent, if any, on the balances of the disbursement accounts for those funds. Such credits shall first be allocated to the Class R5 Shares and Class R6 Shares, if any, of a Portfolio based upon the number of accounts holding shares of such Class relative to the total number of accounts holding all Classes of shares in the Portfolio. The Portfolio’s remaining fiscal year-to-date credits shall be allocated among accounts holding Class A, A2, AX, C, CX, P, R, RX, S, Y, Invesco Cash Reserve and Investor Class Shares, as applicable, on the basis of fiscal year-to-date average net assets.

4.	Out-of-Pocket Expenses

The Fund shall reimburse the Transfer Agent monthly for applicable out-of-pocket expenses relating to the procurement of the following goods and services, as they relate to the performance of the Transfer Agent’s obligations set forth in Article I of the Agreement, including, but not limited to:

(a)

Remote access, license and usage charges paid by the Transfer Agent for use of shareholder record keeping and related systems provided by DST Systems, Inc., and used by the Transfer Agent to service Shareholder accounts, including but not limited to:

(i)	TA2000®, the record keeping system on which records related to most Shareholder accounts will be maintained;

(ii)	TRAC2000®, the record keeping system on which records related to Shareholder accounts held by and through employer-sponsored retirement plans are maintained;

(iii)	Automated Work DistributorTM, a document imaging, storage and distribution system;

(iv)

Financial Access Network, a computer system and related software applications which will provide the necessary interfaces to allow customers to access account information residing on the TA2000 and TRAC2000 systems through invesco.com;

(v)	PowerSelectTM, a reporting database that the Transfer Agent can query to produce reports derived from Shareholder account data residing on the TA2000 and TRAC2000 systems; and

(vi)	Client specific system enhancements.

(b)

Computer and data processing and storage equipment, communication lines and equipment, printers and other equipment used in connection with the provision of services hereunder, and any expenses incurred in connection with the installation and use of such equipment and lines.

(c)	Microfiche, microfilm and electronic image scanning equipment.

(d)	Electronic data and image storage media and related storage costs.

(e)	Record retention, retrieval and destruction costs, including, but not limited to exit fees charged by third party record keeping vendors.

(f)	Telephone and telecommunication costs, including all lease, maintenance and line costs.

(g)

Programming costs, system access and usage fees, electronic presentment service fees, data and document delivery fees, and other related fees and costs which relate to the printing and delivery of the following documents to Shareholders and to each Shareholder’s broker of record:

(i)	Investment confirmations;

(ii)	Periodic account statements;

(iii)	Tax forms; and

(iv)	Redemption checks.

(h)

Printing costs, including, without limitation, the costs associated with printing stationery, envelopes, share certificates, checks, investment confirmations, periodic account statements, and tax forms.

(i)	Postage (bulk, pre-sort, ZIP+4, bar coding, first class), certified and overnight mail and private delivery services, courier services and related insurance.

(j)	Certificate insurance.

(k)	Banking charges, including without limitation, incoming and outgoing wire charges and charges associated with the receipt and processing of government allotments.

(l)	Check writing fees.

(m)	Federal Reserve charges for check clearance.

(n)	Rendering fees.

(o)	Audit, consulting and legal fees which relate to the provision of service hereunder.

(p)	Shareholder information and education mailings, including, but not limited to, periodic shareholder newsletters and tax guides.

(q)	Duplicate services.

(r)	Such other miscellaneous expenses reasonably incurred by the Transfer Agent in performing its duties and responsibilities.

(s)	Due diligence mailings.

(t)	Ad hoc reports.

(u) Fees and expenses assessed by third-party service providers in connection with the compilation and delivery of shareholder transaction data requested by the Transfer Agent in connection with its administration of the Fund’s Rule 22c-2 compliance program.

The Fund agrees that postage and mailing expenses will be paid on the day of or prior to mailing. In addition, the Fund will promptly reimburse the Transfer Agent for any other unscheduled expenses incurred by the Transfer Agent whenever the Fund and the Transfer Agent mutually agree that such expenses are not otherwise properly borne by the Transfer Agent as part of its duties and obligations under the Agreement.

Out-of-pocket expenses incurred by the Transfer Agent hereunder shall first be allocated among the series portfolios of the Invesco Funds based upon the number of open accounts holding shares in such portfolios. Such out-of-pocket expenses that have been allocated to a Portfolio shall be further allocated to the Class R5 Shares and Class R6 Shares, if any, of such Portfolio based upon the number of accounts holding shares of such Class relative to the total number of accounts holding shares of all Classes in the Portfolio. The remaining amount of the Portfolio’s fiscal year-to-date out-of-pocket expenses shall be further allocated among accounts holding Class A, A2, AX, C, CX, P, R, RX, S, Y, Invesco Cash Reserve and Investor Class Shares, as applicable, on the basis of fiscal year-to-date average net assets.

5. Definitions

As used in this Fee Schedule, “Invesco Funds” shall mean all open-end investment companies and their series portfolios, sponsored by Invesco Advisers, Inc.